

Mail Stop 3030

June 24, 2016

Via E-mail
Mr. Abhijit Bhattacharya
Executive Vice-President and Chief Financial Officer
Koninklijke Philips N.V.
Philips Center
Amstelplein 2
1096 BC Amsterdam
The Netherlands

> **Re: Koninklijke Philips N.V.**
> **Form 20-F for the Fiscal Year Ended December 31, 2015**
> **Filed February 23, 2016**
> **File No. 001-05146-01**

Dear Mr. Bhattacharya:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2015

5.1 Financial Performance, page 33

1.   You present and discuss non-GAAP measures, including comparable basis sales, adjusted IFO, free cash flow and net operating capital, without also presenting the related GAAP measure with equal or greater prominence, as required by Item 10(e)(1)(i)(A) of Regulation S-K. Within the Key Data table on page 34 you present non-GAAP adjusted IFO before GAAP income from operations. Your presentations appear to give greater prominence to the non-GAAP measures than to the comparable GAAP measures which is inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next filing.

2.   In addition, we note your use of the term IFO throughout this section instead of income from operations. Please revise your discussions in future filings to use GAAP titles that are consistent with those used on your statements of income and your other primary financial statements.

Note 3 – Discontinued operations and other assets classified as held for sale, page 154

3.   We note that on January 22, 2016, Philips and GO Scale Capital terminated the agreement pursuant to which the consortium led by GO Scale Capital would have acquired an 80.1% interest in the combined businesses of Lumileds and Automotive. In addition, we note the financial information included in your Form 6-K dated April 25, 2016. Please explain to us your conclusion that to continue presenting the combined Lumileds and Automotive businesses as discontinued operations is consistent with the guidance in IFRS 5.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lynn Dicker at (202) 551-3626, or me at (202) 551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at (202) 551-3498 or Geoffrey Kruczek, Senior Attorney, at (202) 551-3641 with any other questions.

Sincerely,

/s/ Kevin J. Kuhar

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery